CONFIDENTIAL TREATMENT REQUESTED
BY ADELPHIA COMMUNICATIONS
CORPORATION

[ADELPHIA LETTERHEAD]

June 1, 2005

VIA EDGAR

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

  Re:
  Adelphia Communications Corporation
  Form 10-K for December 31, 2003
  Filed December 23, 2004
  File No. 0-16014

Dear Mr. Spirgel:

        This letter responds to the comments raised in your letter of May 3, 2005 regarding the above-referenced filing. Each of your comments appears below in italics, numbered as in your letter, and is followed by our response. Capitalized terms used but not specifically defined herein have the meanings set forth in our annual report on Form 10-K for the year ended December 31, 2003 (the "2003 10-K").

        1.     We note that you have not filed your Form 10-K for the year ended December 31, 2004, or your quarterly reports on Form 10-Q for fiscal year 2004 and fiscal year 2005 to date. In your response letter, tell us when you intend to file these periodic reports. In addition, tell us whether your reporting subsidiaries will be filing the corresponding periodic reports. If the reports will not be filed, provide a detailed explanation of the reasons why each report will not be filed. If applicable, please tell us whether your reporting subsidiaries intend to terminate their Exchange Act registration and/or suspend their reporting obligations.

        [***]

        [***] As disclosed in our 2003 10-K, because of record keeping and financial reporting practices employed during the tenure of the Rigas Management, we cannot obtain the data required to produce reliable financial statements for certain of our reporting subsidiaries and thus these subsidiaries are not able to comply with their reporting obligations under the Exchange Act. See "Item 1—Business—Risk Factors—Risk Factors Relating to Legal Matters—We are unable to produce audited financial statements for certain of our subsidiaries and such subsidiaries will be unable, therefore, to comply with applicable law" in our 2003 10-K. [***]

        Although substantially all of the assets of each of our reporting subsidiaries will be acquired by Comcast Corporation ("Comcast") or Time Warner NY Cable LLC ("TWNY"), a subsidiary of Time Warner Cable Inc., the legal entities will not be acquired by Comcast or TWNY. These legal entities will continue to be part of our bankruptcy proceedings, and the debt obligations of these subsidiaries will be extinguished in those proceedings in exchange for distributions pursuant to our plan of reorganization. [***]

        2.     We note that on April 20, 2005, Adelphia entered into definitive agreements with Time Warner NY Cable LLC and Comcast Corporation for the purchase of substantially all of Adelphia's U.S. assets. In your response letter, please tell us whether the parties contemplate filing a registration statement or proxy statement with respect to that asset sale. We note that, pursuant to section 6.1 of the asset purchase agreement with Time Warner NY Cable LLC (as described in the April 25, 2005 Form 8-K), the sale is conditioned on "a registration statement covering the offer and sale of the shares of [Time Warner] Class A Common Stock to be issued in the transaction being declared effective." If so, provide us with an analysis as to how the parties expect Adelphia's delinquent or incomplete Exchange Act filings will affect the adequacy and completeness of the disclosure in the registration statement and/or proxy statement. To the extent that the parties are expecting to rely on an exemption from the Securities Act or Exchange Act, please identify the exemption and explain the expected basis for reliance on the exemption. To the extent that the parties are planning to seek no-action relief from the staff, please advise us of these plans.

        Under the Asset Purchase Agreement between TWNY, a subsidiary of Time Warner Cable Inc. ("TWC"), and us, shares of Class A common stock of TWC ("TWC Common Stock") are to be issued to us for distribution to our stakeholders pursuant to our Chapter 11 plan of reorganization (the "Chapter 11 Plan"). TWC does not intend to file a registration statement covering such issuance. It is contemplated that the shares of TWC Common Stock will be issued and distributed to the Company's stakeholders under the exemption from registration provided for by Section 1145 of the Bankruptcy Code.

          Section 1145 provides in part that:

          "section 5 of the Securities Act of 1933 and any State or local law requiring registration for [the] offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in, a security do not apply to (1) the offer or sale under a plan of a security of the debtor, of an affiliate participating in a joint plan with the debtor, or of a successor to the debtor under the plan (A) in exchange for a claim against, an interest in, or a claim for an administrative expense in the case concerning, the debtor or such affiliate; or (B) principally in such exchange and partly for cash or property…"

        The parties intend for the confirmation order of the Bankruptcy Court approving the Chapter 11 Plan to provide that TWC is a successor to the Company for purposes of Section 1145 of the Bankruptcy Code.

        Section 6.1(g) of the Asset Purchase Agreement, to which the staff's inquiry refers, requires the registration of the issuance of the shares of TWC Common Stock under the Securities Act of 1933 only if the issuance of those shares is not exempt from registration under the Securities Act.

Form 10-K for fiscal year ended December 31, 2003

Risk Factors, page 39

Our cable systems are operated under franchises that are subject to non-renewal or termination, page 43

        3.     We note at page 43 that you have a number of franchises that had expired or for which timely notice of renewal was not provided as of December 31, 2003. Tell us in your response letter why these franchises were not renewed in a timely manner and how this circumstance affects your determination that the franchises have an indefinite life under SFAS 142.

        Our franchise agreements typically have terms of 7-15 years. Consistent with our industry peers, at any given time, we have franchises which have expired for which renewal negotiations are ongoing. As a result of the Company's bankruptcy filing in 2002, certain of the communities in which we hold franchises did not want to pursue franchise renewal negotiations until the future of the Company was more certain. After new management was hired in 2003, we deployed additional local government affairs resources to work on franchise extensions and renewals. However, the process for negotiating franchise extensions and renewals can take many months.

        The following table summarizes the status of our franchise agreements at December 31, 2003:

	Number of Franchises	Subscribers	%
Expired franchises with timely renewal notice	230	710,000	14%
Expired franchises without timely renewal notice	71	80,000	2
Unexpired franchises without timely renewal notice	100	254,000	5
Unexpired franchises	2,299	4,041,000	79
Total	2,700	5,085,000	100%

        The 1984 Cable Act provides us with renewal protections when we have timely provided notice of renewal to the franchise authority. In these cases, the franchise authority cannot deny a renewal or transfer unless we have failed to comply with material provisions set forth in the franchise agreement. Approximately 14% of our subscribers were in expired franchises for which we provided timely notice of renewal and are therefore subject to the renewal protections of the 1984 Cable Act.

        Approximately 2% of our subscribers were in expired franchises for which timely notice of renewal was not provided, and approximately 5% of our subscribers were in unexpired franchises for which timely notice of renewal was not provided. However, we have been working diligently to secure extensions or renewals in these areas. [***]

        We do not believe that the failure to timely renew our franchise agreements has an impact on our determination that the franchises have an indefinite life under SFAS 142. As noted above, we have expired and unexpired franchises for which we have renewal protections under the 1984 Cable Act representing approximately 93% of our subscribers. To the best of current management's knowledge, we have not been denied a franchise renewal, and we continue to provide service in areas where the franchise agreement has expired.

Item 8. Consolidated Financial Statements and Supplementary Data, page 102

Note 3—Summary of Significant Accounting Policies

Intangible Assets

        4.     Tell us in your response letter how you determined that your customer relationships have an estimated useful life of ten years.

        The majority of our customer relationships were acquired through acquisitions prior to July 1, 2001. In connection with these acquisitions, the Company utilized APB 16 to allocate purchase price and APB 17 to determine the amortization period of such assets. In connection with the appraisal of our significant acquisitions, an independent third-party valuation firm provided us with estimates for the useful life of our customer relationships. Industry averages for subscriber attrition in 2000 and 2001 ranging from 21% to 34% were used by such independent third-party valuation firm in determining the estimated useful life of customer relationships. The historical information for these years was deemed most relevant due to our significant acquisition activity in late 1999, 2000 and 2001. Based on this data, less than 5% of an acquired subscriber base remains after 10 years. Accordingly, we determined that a 10-year useful life was appropriate for our customer relationships.

Impairment of Long-Lived Assets

        5.     We note that you defined your reporting units for purposes of goodwill impairment testing as your operating regions, which are the same as your operating segments. Tell us in your response letter how you applied the guidance in paragraph 30 of SFAS 142 and EITF Topic D-101 in determining that the operating regions are the appropriate level for applying the impairment test. Also tell us whether you have aggregated multiple components into one reporting unit and, if so, your basis for such aggregation.

        As noted in paragraph 30 of SFAS 142 and EITF Topic D-101, the determination of reporting units under SFAS 142 begins with the definition of an operating segment in paragraph 10 of SFAS 131 and considers disaggregating that operating segment for the purpose of testing goodwill for impairment.

        Based on the guidance in SFAS 131, we determined that each of our five geographic operating regions represented an operating segment. Each of our five operating regions engages in business activities from which it earns revenue and incurs expenses. In addition, discrete financial information is available for each of these operating regions, and the results of these operating regions are regularly reviewed by our chief operating decision maker to make decisions about resource allocations and to assess performance.

        Under SFAS 142, a reporting unit is an operating segment or one level below an operating segment (a component). A component is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component. In our case, we have a regional senior vice president for each of our five geographic operating regions who reports to our chief operating decision maker. Although we can generate discrete financial information below the regional level, this information is prepared on an ad-hoc basis, and it is not regularly reviewed by our chief operating decision maker or our segment management. As such, we do not have components as defined by SFAS 142, and our reporting unit is the same as our operating segment.

        6.     We note that your asset groups for purposes of testing long-lived assets for impairment consist of seven major metropolitan markets and numerous other asset groups in your geographically dispersed operations. In your response letter, explain how you define these groups and how these groups differ from your operating regions, which are your reporting units under SFAS 142. Tell us how you applied the guidance in SFAS 144 in identifying your asset groups.

        Under SFAS 144, a long-lived asset must be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities ("LLICF"). We determined that a group or cluster of cable assets (a "Cable System") is the LLICF because the assets within a Cable System are interdependent and share the same cash flows. We further categorize our Cable Systems as "Metro Systems" and "Non-Metro Systems." Metro Systems consist of the following seven major metropolitan markets: Los Angeles; Colorado Springs; Cleveland; Western New York; Greater Boston; Northern Virginia; and West Palm Beach. Non-Metro Systems consist of geographically dispersed cable assets outside of a metro area which share a headend (as discussed in greater detail below).

        We defined the LLICF for our Non-Metro Systems at the headend level because a headend is necessary for the transmission of broadband services to our customers, and we can readily identify the cash flows associated with each headend. In addition, other than call center resources which are shared by our Cable Systems, assets and resources necessary for the provision of our cable services are generally not shared between or among headends in the Non-Metro Systems. As such, we concluded that the headend represents the LLICF for the Non-Metro Systems.

        Metro Systems may have more than one headend; however, they are deemed to be the LLICF due to economies of scale achieved by having cable assets in the same geographic area. In particular, economies of scale exist with respect to labor, marketing and advertising and office expenses. In Metro Systems, subscribers can be serviced with fewer employees per subscriber as compared to the Non-Metro Systems. In addition, marketing and advertising efforts can reach substantially more people in Metro Systems than in Non-Metro Systems without substantial additional costs. For example, print ads, TV ads and billboards are seen by more people in the Metro Systems; however, the cost of such advertisements is not significantly different between Metro and Non-Metro Systems. Metro Systems can also consolidate office space into one area, which is less costly than having a number of smaller offices in Non-Metro Systems. We also note that while we have programming, billing and purchase contracts that entitle all of our groups or clusters of cable assets to the same rates, these rates would be higher if each such group or cluster had to negotiate its own contracts and rates.

        Our SFAS 144 groups differ from our operating regions which are our reporting units under SFAS 142. Discrete financial information can be generated for the Cable Systems; however, this information is only prepared on an ad-hoc basis, and it is not regularly reviewed by our chief operating decision maker or our segment management. Operating results are regularly reviewed by the chief operating decision maker and segment management at the operating region level. Thus, while the Cable Systems represent the LLICF, they do not represent reporting units as defined by SFAS 142.

        7.     We note that your units of accounting for your franchise rights are the same as the asset groupings used to test long-lived assets for impairment. Tell us in your response letter how you applied the guidance in EITF Topic 02-7 in defining your units of accounting for purposes of testing franchise rights for impairment.

        Our franchise rights intangibles were acquired through various acquisitions and were recorded at the same level as our SFAS 144 asset groups.

        In determining the appropriate level to test franchise rights intangibles for impairment under SFAS 144, we looked at the guidance in EITF Topic 02-7, which states that separately recorded indefinite-lived intangible assets should be combined into a single unit of accounting for purposes of testing impairment if they are operated as a single asset and, as such, are essentially inseparable from one another. We evaluated the following factors, which indicate that our franchise rights intangibles should be tested for impairment at the SFAS 144 asset group:

  •
  Each franchise rights intangible asset provides the ability to offer cable service in a specific franchise area. As a result:

  •
  The franchise rights intangibles within each SFAS 144 asset group generate cash flows independent of franchise rights intangibles in other SFAS 144 asset groups;

  •
  The franchise rights intangibles are used exclusively by each SFAS 144 asset group and are not used outside of the SFAS 144 asset group to which they are associated; and

  •
  Future factors that might limit the useful economic life of the franchise rights intangibles within one SFAS 144 asset group would not similarly impact the useful economic life of franchise rights intangibles in another SFAS 144 asset group.

  •
  The franchise rights intangibles within a SFAS 144 asset group would not be sold without the other assets within such SFAS 144 asset group.

        Based on the above factors, we concluded that the franchise rights intangible assets should be tested for impairment under SFAS 142 at the same level as the SFAS 144 asset groups.

Note 4—Restatement of Consolidated Financial Statements

Debt Issues

        8.     We note that you have presented interest expense on the co-borrowing debt net of amounts directly attributable to and expected to be collected from the Rigas Co-Borrowing Entities. Tell us in your response letter your basis for presenting interest income as a reduction of interest expense, rather than presenting separately the full interest expense and the interest income.

        Because the co-makers of the co-borrowing debt are jointly and severally liable, our consolidated balance sheet includes the full liability for the co-borrowing debt even though a portion of that debt was deemed attributable to the Rigas Co-Borrowing Entities. We recognized interest expense based on our pro rata share of the co-borrowing debt and the Rigas Co-Borrowing Entities recognized interest expense for their pro rata share. However, because we utilized our Cash Management System ("CMS")

to perform the cash management functions for the Rigas Co-Borrowing Entities, we paid the interest on debt deemed attributable to the Rigas Co-Borrowing Entities on their behalf and recognized a receivable from them. When all or a portion of a receivable due from a Rigas Co-Borrowing Entity was no longer considered collectible, we began to recognize that entity's share of the interest expense, in addition to our share.

        Reporting interest income from the Rigas Co-Borrowing Entities would be indicative of interest earned from a lending activity, a presentation inconsistent with the fact that we did not separately charge interest to any of the Rigas Co-Borrowing Entities in connection with a lending activity.

Note 5—Recent Accounting Pronouncements

        9.     Tell us in your response letter the results of your analysis regarding whether you are the primary beneficiary for each of the Rigas Co-Borrowing Entities. Explain to us the nature of the operations of these entities, and tell us why you believe that your maximum exposure to future statement of operations loss as a result of your involvement with these entities is equal to the carrying value of your net advances to the Rigas Co-Borrowing Entities.

        When we filed our 2003 10-K, we were in the process of evaluating whether we are the primary beneficiary of the Rigas Co-Borrowing Entities. [***]

        [***]

        [***]

        Because we maintain the books and records for the Rigas Co-Borrowing Entities, we have significant knowledge of the underlying obligations of those entities. Virtually all of the liabilities of the Rigas Co-Borrowing Entities are included as liabilities in our consolidated balance sheet with an offset to the amounts due from the Rigas Co-Borrowing Entities. Our advances to these entities have been written down to amounts deemed collectible on an entity-by-entity basis considering the estimated fair values of each respective Rigas Co-Borrowing Entity. As a result, we believe that we have recognized all of the liabilities of these entities for which we are obligated and have written down the associated assets to their estimated recoverable amount. Furthermore, our debtor-in-possession credit facility restricts our ability to provide future funding to these entities. We believe that our accounting methodology for the Rigas Co-Borrowing Entities limits our maximum exposure to future losses in our statement of operations to amounts advanced that have not yet been written off.

        10.   We note that you have identified 16 additional Rigas Family entities that could be variable interest entities. However, you have not applied the provisions of FIN 46-R to these entities due to your inability to verify the information that you possess with respect to these entities. Tell us in your response letter why you believe that you have made an exhaustive effort to obtain the information necessary to determine whether these entities are variable interest entities and, if so, whether you are the primary beneficiary, as required by paragraph 4.g. of FIN 46-R. Also tell us how you obtained the information that you currently possess with respect to these entities and describe the efforts that you have undertaken to verify the completeness and accuracy of the information. In addition, explain to us the nature of the operations of the 16 entities, and tell us why you believe that your maximum exposure to future statement of operations loss as a result of your involvement with these entities is equal to the carrying value of the net advances to these entities.

        The 16 additional Other Rigas Entities are entities from which we had an outstanding affiliate receivable balance. The affiliate receivable balances represent amounts advanced to those entities prior to the May 2002 departure of certain Rigas Family members as executive management of Adelphia. These receivables generally are not supported by written agreements and do not carry any terms and conditions. Specifically, they do not bear interest, do not have a due date or other repayment terms, and are not supported by any collateral.

        [***]

        Generally, the financial information that we possess for the Other Rigas Entities is limited to transactions between Adelphia and the entity. Despite significant litigation involving the Rigas Family, as described in Note 21 to our 2003 10-K, we made an effort to obtain reliable financial information for each of these entities by sending a written request to the Rigas Family [***]

        [***]

        Our advances due from the Other Rigas Entities, before recognition of any allowance for uncollectible amounts, totaled $2,073,709,000 at December 31, 2003. Amounts were disbursed to or on behalf of these entities at the direction of the Rigas Family. No amounts have been funded to or on behalf of these entities following the May 2002 departure of the Rigas Management. Amounts due from each individual entity at December 31, 2003 ranged from $1,183,343,661 to less than $100. An allowance for losses in the amount of $2,026,578,000 was established by us to write these receivables down to the amount that was deemed collectible based on our estimate of the value of the underlying assets available for the repayment of the advances. The underlying assets used by us to estimate repayment potential generally consisted of debt and equity securities of Adelphia and our former subsidiary that were known to have been acquired by the Other Rigas Entities. We are not aware of what other assets, if any, might be available for repayment of advances. We believe that our accounting methodology for the advances to these Other Rigas Entities, combined with the lack of any funding obligations associated with these entities, limits our maximum exposure to future losses in our statement of operations as of each balance sheet date to amounts that have not been written off. Accordingly, our net exposure to these Other Rigas Entities at December 31, 2003 totaled $47,131,000.

Note 6—Transactions with the Rigas Family and Rigas Family Entities

        11.   We note that the caption "Amounts due from the Rigas Family and Rigas Family Entities, net" is reduced by your allowance for uncollectible amounts. Explain in your response letter whether this caption is also presented net of amounts payable to these related entities. If so, tell us how you have applied the guidance in FIN 39 in determining that this presentation is appropriate.

        As presented in our 2003 10-K, amounts due from the Rigas Family and Rigas Family Entities before the allowance for uncollectible amounts totaled $3,143,701,000 at December 31, 2003. Of the numerous entities for which we maintained an affiliate receivable/payable account, only one entity's balance represented an amount payable by us rather than an amount receivable. Such payable amount was $18,577,000, or 0.6%, of the receivable balances. The entity to which the amount was owed purportedly was a general partnership owned by members of the Rigas Family. We were and still remain uncertain as to the existence of the general partnership. We determined that due to the insignificance of the payable amount in relation to the receivable balances, it would be appropriate to net this payable against the receivables.

Note 12—Impairment of Long-Lived Assets

        12.   Describe for us in your response letter, and disclose in your critical accounting policies in future filings, the methodology and assumptions you used in determining the fair value of your franchise rights and goodwill for purposes of testing these assets for impairment. In addition, tell us what previously unrecognized intangible assets you have included in your goodwill impairment tests and how you valued these assets. Also, tell us the effect that the adoption of EITF Topic D-108 will have on your financial statements.

        Fair values for goodwill and franchise rights were based on a report from an independent third-party valuation firm. Fair values were calculated by the third-party valuation firm using projected discounted cash flows over a 10-year period plus a terminal value. The discounted cash flow models incorporated variables such as projected subscriber growth, revenue per subscriber projections, projected operating profit margins and capital investment assumptions. The variables used in the analysis considered internal forecasts, industry trends and demographic data specific to each cable system. We will disclose these methodologies and assumptions used in our determination of fair value in future filings.

        In connection with our restatement efforts, we conducted appraisals of significant acquisitions made by us since 1996, and we directly valued and recorded all separately identifiable intangibles as a result of this appraisal process. Accordingly, we did not identify any previously unrecorded intangible assets in the goodwill impairment tests.

        We did not use the "residual" method to value intangibles associated with our acquisitions. Instead, we separately identified and directly valued intangible assets other than goodwill in our accounting for business combinations. In addition, for purposes of impairment testing, these assets were also separately identified and directly valued (as described above). Accordingly, we do not believe that the adoption of EITF Topic D-108 will have any impact on our financial statements.

Item 9A. Controls and Procedures, page 213

Identification of Material Weaknesses and Reportable Conditions

        13.   We note your statement that "PwC reported to management and the Audit Committee the existence of material weaknesses, and the Company's evaluation considered the findings of PwC." Please disclose the material weaknesses that PwC reported to management and the Audit Committee and clarify whether your list of material weaknesses and reportable conditions on pages 213-214 encompasses the material weaknesses identified by PwC.

        We hereby confirm that the disclosure of material weaknesses contained at pages 213-14 of the 2003 10-K encompasses the material weaknesses identified by our independent auditors, PricewaterhouseCoopers LLP ("PwC"), to our management and Audit Committee in respect of the 2003 fiscal year. As was consistent with Regulation S-K as in effect for the 2003 10-K, our disclosure does not itemize verbatim each material weakness identified by PwC. However, we believed at the time of filing of the 2003 10-K, and continue to believe, that the disclosure of material weaknesses at pages 213-14 of the 2003 10-K fairly summarizes the material weaknesses identified by PwC to our management and our Audit Committee. We further confirm that in our 2004 10-K, we will specifically identify each material weakness identified by management in respect of the 2004 fiscal year, as required by Item 308(a)(3) of Regulation S-K.

Changes in Internal Controls, page 215

        14.   We note your statement in the penultimate paragraph on page 216 that, "As a result, the Company's disclosure controls and procedures and internal control over financial reporting may not prevent all errors or improper acts or ensure that all material information will be made known to appropriate management in a timely fashion" [emphasis added]. The second part of your statement appears to be inconsistent with your statutory requirement to maintain disclosure controls and procedures. See Rule 13a-15(e) which states that, "Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure." Please confirm to us in your response letter that your disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure. In addition, please confirm that you will remove this qualification in future filings.

        We hereby confirm that our management, including the CEO, CFO and CAO, concluded as of December 31, 2003, that our disclosure controls and procedures were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act was accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure. We further confirm that we will remove the above-referenced qualification in future filings.

        15.   In future filings, please disclose any change, not just "significant changes," in the internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. See Item 308(c) of Regulation S-K.

        We hereby confirm that we will disclose in future filings any change in internal control over financial reporting that has occurred during the period covered by the filing in question that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

* * * * * * *

        Pursuant to your comment letter, we hereby acknowledge that:

  •
  Adelphia is responsible for the adequacy and accuracy of the disclosure in its 2003 10-K;

  •
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its 2003 10-K; and

  •
  Adelphia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * * * * *

REQUEST FOR CONFIDENTIAL TREATMENT

        Adelphia hereby requests confidential treatment of certain portions of this letter pursuant to the provisions of Rule 83 of the Commission's Rules Concerning Information and Requests. More specifically, we request that the SEC staff not disclose such portions of this letter, or any memoranda, notes, correspondence or other writings made by the SEC or the SEC staff relating to such portions of this letter or to any telephone call or meeting with respect thereto, or any copies or extracts of any of the foregoing, in response to any request under the Freedom of Information Act ("FOIA"), 5 U.S.C. Section 522.

        Pursuant to Rule 83, if a FOIA request for this letter or any of the related material identified in the immediately preceding paragraph is received by the SEC staff during the pendency of this request, we understand that Adelphia will be so informed and be asked at that time to submit its formal application for confidential treatment. We understand that this submission shall be valid for ten years from the date hereof.

        All notices, orders and requests for substantiation of this confidential treatment request under Rule 83 should be directed to:

  Adelphia Communications Corporation
  5619 DTC Parkway
  Greenwood Village, CO 80111
  Attention: Brad M. Sonnenberg
  Executive Vice President, General Counsel and Secretary
  Telephone: (303) 268-6300
  Facsimile: (303) 268-6662

* * * * * * * *

        We stand ready to discuss these responses with you at your earliest convenience. Please do not hesitate to call me at (303) 268-6370 or our counsel David Martin or Bruce Bennett of Covington & Burling at (202) 662-5128 and (212) 841-1060, respectively. Thank you in advance for your continued assistance.

Sincerely,
/s/ SCOTT D. MACDONALD
Scott D. Macdonald Senior Vice President & Chief Accounting Officer

[***] indicates redacted material.

cc:
Ted Yu
Kathleen Krebs
Melissa Hauber
Carlos Pacho
        Securities and Exchange Commission

William T. Schleyer
Vanessa A. Wittman
Brad M. Sonnenberg
Luci Altman
        Adelphia Communications Corporation

David B.H. Martin
Bruce C. Bennett
        Covington & Burling

Office of Freedom of Information and Privacy Act Operations
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